Exhibit 99.1
2Q2023 Operating Results of Shinhan Financial Group

On July 27, 2023, Shinhan Financial Group released its operating results for 2Q 2023. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

				(KRW million)
Item		2Q 2023	1Q 2023	QoQ Change (%)	2Q 2022	YoY Change (%)
Revenue*	Specified Quarter	13,564,990	18,981,905	-28.54	18,316,355	-25.94
	Cumulative	32,546,895	18,981,905	-	31,695,039	2.69
Operating Income	Specified Quarter	1,736,047	1,756,186	-1.15	1,717,172	1.10
	Cumulative	3,492,233	1,756,186	-	3,601,678	-3.04
Income before Income Taxes	Specified Quarter	1,728,416	1,856,763	-6.91	1,779,963	-2.90
	Cumulative	3,585,179	1,856,763	-	3,689,644	-2.83
Net Income	Specified Quarter	1,268,780	1,414,343	-10.29	1,317,023	-3.66
	Cumulative	2,683,123	1,414,343	-	2,722,061	-1.43
Net Income Attributable to Controlling Interest	Specified Quarter	1,238,265	1,387,958	-10.79	1,297,542	-4.57
	Cumulative	2,626,223	1,387,958	-	2,682,360	-2.09

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

* The financial figures for periods starting January 1, 2023 have been stated in accordance with K-IFRS No.1117, ‘Insurance Contracts’. The figures for periods starting January 1, 2022 have been restated for the purpose of improved comparability.

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		2Q 2023	1Q 2023	QoQ Change (%)	2Q 2022	YoY Change (%)
Revenue*	Specified Quarter	8,297,354	11,831,839	-29.87	11,530,699	-28.04
	Cumulative	20,129,193	11,831,839	-	19,004,865	5.92
Operating Income	Specified Quarter	1,061,475	1,227,701	-13.54	1,110,126	-4.38
	Cumulative	2,289,176	1,227,701	-	2,273,968	0.67
Income before Income Taxes	Specified Quarter	1,018,691	1,239,831	-17.84	1,098,923	-7.30
	Cumulative	2,258,522	1,239,831	-	2,276,390	-0.78
Net Income	Specified Quarter	749,064	931,633	-19.60	820,137	-8.67
	Cumulative	1,680,697	931,633	-	1,683,432	-0.16
Net Income Attributable to Controlling Interest	Specified Quarter	749,000	931,548	-19.60	819,953	-8.65
	Cumulative	1,680,548	931,548	-	1,683,045	-0.15

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		2Q 2023	1Q 2023	QoQ Change (%)	2Q 2022	YoY Change (%)
Revenue*	Specified Quarter	1,305,006	1,360,919	-4.11	1,326,007	-1.58
	Cumulative	2,665,925	1,360,919	-	2,473,253	7.79
Operating Income	Specified Quarter	201,675	203,233	-0.77	258,068	-21.85
	Cumulative	404,908	203,233	-	491,899	-17.68
Income before Income Taxes	Specified Quarter	199,057	203,953	-2.40	317,410	-37.29
	Cumulative	403,010	203,953	-	555,148	-27.40
Net Income	Specified Quarter	150,388	167,216	-10.06	236,995	-36.54
	Cumulative	317,604	167,216	-	413,527	-23.20
Net Income Attributable to Controlling Interest	Specified Quarter	150,206	166,710	-9.90	236,760	-36.56
	Cumulative	316,916	166,710	-	412,706	-23.21

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Operating Results of Shinhan Life (consolidated)

				(KRW million)
Item		2Q 2023	1Q 2023	QoQ Change (%)	2Q 2022	YoY Change (%)
Revenue*	Specified Quarter	1,510,242	1,864,745	-19.01	1,891,464	-20.15
	Cumulative	3,374,987	1,864,745	-	3,491,980	-3.35
Operating Income	Specified Quarter	235,722	186,841	26.16	142,364	65.58
	Cumulative	422,563	186,841	-	330,521	27.85
Income before Income Taxes	Specified Quarter	242,849	174,357	39.28	135,732	78.92
	Cumulative	417,206	174,357	-	319,158	30.72
Net Income	Specified Quarter	177,870	133,812	32.93	97,434	82.55
	Cumulative	311,682	133,812	-	236,054	32.04
Net Income Attributable to Controlling Interest	Specified Quarter	177,870	133,812	32.93	97,434	82.55
	Cumulative	311,682	133,812	-	236,054	32.04

* Represents operation revenues on financial statement

* The financial figures for periods starting January 1, 2023 have been stated in accordance with K-IFRS No.1117, ‘Insurance Contracts’. The figures for periods starting January 1, 2022 have been restated for the purpose of improved comparability.